Exhibit 77D
Morgan Stanley High Yield Fund Inc.

Change in Diversification Status - Although registered as a
non-diversified fund, the Fund has operated for at least
three consecutive years as a diversified fund.
Accordingly, the Fund is now classified as a diversified
portfolio.

The Directors recently approved the following investment
policies:

Strategy Change - The Board approved changing the Fund's non-
fundamental policy of investing at least 80% of the Fund's
assets in high yield securities issued by U.S. corporations
to a non-fundamental policy of investing at least 80% of the
Fund's assets in high yield securities issued by U.S. and
non-U.S. corporate issuers.  The foreign securities in which the Fund may invest may be issued by companies located in
emerging market countries.

Cross Currency Hedges -- The Fund may enter into cross
currency hedges, which involve the sale of one currency
against the positive exposure to a different currency.